Code Advisors LLC

Statement of Financial Condition

December 31, 2021

Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68511

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Code Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

921 Front Street, 2nd Floor
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Daniels	212-751-4422	rdaniels@codeadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Steven Machtinger, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Code Advisors LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:



Title:

CEO _____

See Attached California State Notary

_____
Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



CLEAR

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)

County of Marin)

On February 14, 2022 before me, Jessica Hernandez, Notary Public.
Date *Here Insert Name and Title of the Officer*

Personally appeared Steven N. Machtinger
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

JESSICA HERNANDEZ
Notary Public - California
Marin County
Commission # 2319415
My Comm. Expires Jan 19, 2024

Signature Jessica Hernandez
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document ____________ Document Date ____________

Number of Pages ____________ Signer(s) Other Than Named Above ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name ____________
☐ Corporate Officer—Title(s) ____________
☐ Partner ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other ____________
Signer Is Representing ____________

Signer's Name ____________
☐ Corporate Officer—Title(s) ____________
☐ Partner ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other ____________
Signer Is Representing ____________

Code Advisors LLC

Table of Contents

ERNST WINTTER & ASSOCIATES LLP **_Certified Public Accountants_**

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

_(925) 933-2626_
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Code Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Code Advisors LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as Code Advisors LLC's auditor since 2012.
Walnut Creek, California
February 26, 2022

Code Advisors LLC

Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$	17,725,999
Restricted certificate of deposit		253,500
Accounts receivable		2,064,351
Other assets		149,930
Leasehold improvements (net of $469,249 of accumulated depreciation)		397,056
Operating lease right-of-use asset		2,407,311
Total assets	$	22,998,147

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Due to affiliates	$	12,987,903
Accounts payable and accrued expenses		37,597
Other liabilities		3,255
Operating lease liability		2,753,887
Total liabilities		15,782,642
Member's equity		7,215,505
Total liabilities and member's equity	$	22,998,147

The accompanying notes are an integral part of this financial statement.

2

Code Advisors LLC

Notes to the Financial Statement
December 31, 2021

1. Organization

Code Advisors LLC (the "Company") was organized as a Delaware limited liability company in December 2009. From inception through December 31, 2018, the Company was owned by its sole member, Code Holdings LLC. Effective January 1, 2019, Code Holdings LP ("Holdings") became the sole member of Code Advisors LLC as part of a restructuring of Code Management LLC, former parent of Code Holdings LLC. The Company is a securities broker-dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority in January 2011. The Company advises public and private companies on mergers, acquisitions and other corporate matters on a fee basis.

2. Significant Accounting Policies

Cash and cash equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents at December 31, 2021.

Accounts Receivable
The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of condition that is deducted from the asset's amortized cost basis.

The Company had accounts receivables of $125,000 at January 1, 2021, and $2,064,351 at December 31, 2021.

Leases
The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use asset and operating lease liability in the statement of financial condition. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the statement of financial condition. There were no finance leases at December 31, 2021.

Right-of-use assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term. The discount rate used in determining the present value of leases is the Company's incremental borrowing rate

The lease term includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense is recognized on straight –line basis over the term of lease.

Use of Estimates
The preparation of this financial statement in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Code Advisors LLC

Notes to the Financial Statement
December 31, 2021

2.   **Significant Accounting Policies (continued)**

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in this financial statement. Income tax returns for the years from 2010 through 2020 are open to examination by tax authorities.

Depreciation
The Company records leasehold improvements at cost. Leasehold improvements are depreciated over the 10-year term of the lease.

3.   **Related Party Transactions**

The Company has overhead-sharing agreements with Code Management Company LP ("Management") and Holdings, both companies under common ownership. Management provides office space and pays most overhead expenses for the Company and Holdings provides payroll and employment expenses. In addition, the Company agreed to fully reimburse all direct costs of the Company paid by Management on its behalf. The Company pays management fees to Management and Holdings as part of these agreements. At December 31, 2021, $12,563,466 was due to Holdings and $378,987 was due to Management. Both are included in due to affiliates on the statement of financial condition.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

4.   **Restricted Certificate of Deposit**

In 2016, the Company established a $253,500 standby letter of credit with First Republic Bank as required under the terms of the lease obligation. The standby letter of credit is in place of the security deposit. Under the terms of the letter of credit, First Republic Bank has a continuing security interest in the restricted account included on the statement of financial condition. The letter of credit expires on March 16, 2022 but automatically renews annually through 2027.

5.   **Leases**

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a non-cancellable operating lease for office space. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The right of use ("ROU") asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has obligations as a lessee for New York office space for a 10-year term that expires in 2026. The Company's lease is principally a non-cancelable operating real estate lease. Occupancy lease agreements, in addition to base rentals, generally provide for rent and operating expense escalations resulting from increased assessments for real estate taxes and other charges.

Code Advisors LLC

Notes to the Financial Statement
December 31, 2021

5.   **Leases (continued)**

Statement of financial condition amounts related to leases at December 31, 2021:

Operating lease cost	$	577,307
Operating lease ROU asset	$	2,407,311
Operating lease liability	$	2,753,887
Cash flow information:		
Payments made on operating lease liability	$	760,526
Remaining lease term		58 months
Discount rate		5.5%

The future minimum lease payments under the lease are as follows:

2022	$	615,964
2023		632,903
2024		650,308
2025		668,191
2026		569,528
Total undiscounted lease payments		3,136,894
Less imputed interest		(383,007)
Total lease liability	$	2,753,887

A portion of the leased space is subleased to an unrelated party that began on May 14, 2018. The agreement was amended and extended effective December 1, 2021 extending the lease to December 31, 2023.

6.   **Risk Concentration**

At December 31, 2021, 100% of accounts receivable was due from one client.

7.   **Net Capital Requirements**

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital equal to the greater of $100,000 or one fifteenth of aggregate indebtedness, both as defined. At December 31, 2021, the Company's net capital was $4,350,668, which exceeded the requirement by $3,458,979.

8.   **Risks and Uncertainties**

The global pandemic caused by Covid-19 continues to drive a high level of uncertainty and volatility impacting businesses in all sectors. At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

Code Advisors LLC

Notes to the Financial Statement
December 31, 2021

9. **Subsequent Events**

The Company has evaluated subsequent events through February 26, 2022, the date which the financial statement was issued.